

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   April 7, 2010

Stephen B. Waters
Senior Director
Real Estate Associates Limited V
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29602

> **Re:** **Real Estate Associates Limited V**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 29, 2010**
> **File No. 000-12498**

Dear Mr. Waters:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

General

1.   We note your response to comment 1 of our letter dated March 24, 2010. Please update your pro forma financial information to provide disclosure as of your most recently completed fiscal year.

2.   We note that pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results. Also, all adjustments should be referenced to notes which clearly explain the assumptions involved. Please revise your disclosure. Please refer to Rule 11-02(b)(4) and (6) of Regulation S-X.

3.   We note that your balance sheet pro forma disclosure should be presented assuming the transaction was consummated at the end of the most recent period and that your statements of operations should be presented assuming the transaction was consummated at the beginning of the fiscal year presented. Please revise your disclosure. Please refer to Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief